UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								November 16, 2006

Via Facsimile 011 31 20 59 77 150 and US Mail

G.J. Kleisterlee
President
Royal Philips Electronics
Breitner Center, Amstelplein 2
1096 BC Amsterdam,
The Netherlands

	Re:	Royal Philips Electronics
		Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed February 13, 2006
 		Response Letter dated October 19, 2006
      File No. 1-05146

Dear Mr. Kleisterlee:

      We have reviewed your response dated October 19, 2006 and have the following comments. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reference to U.S. policies approving sales of medical products and the statement that such sales should not carry the reputational risk of other products, "such as dual use items or other products that are barred by either the OFAC sanctions or the EAR." Please note that medical products may incorporate technology that presents dual-use concerns. Please expand your description of the nature of your product sales, including but not limited to medical product sales, to address whether, to the best of your knowledge and belief, any of your products sold into the referenced countries incorporate any dual-use items or technology. If, to the best of your knowledge and belief, none of your products sold in connection with your operations described in your October 19 letter include dual-use items or technology, please so state. To the extent your response identifies dual-use items or technology, please also expand your qualitative materiality analysis to address such sales.

2. Please confirm that your qualitative materiality analysis takes into account the broadened Iran sanctions adopted in the Iran
Freedom
Support Act signed in September 2006, or expand your analysis to address the effect, if any, that you believe the broadened sanctions may have on your sales to and contacts with Iran.

3. We note the statement that you have several local distributors in
Iran and Syria. Please tell us, to the best of your knowledge and belief, whether the governments of these countries or entities controlled by them receive financing or act as intermediaries in connection with your sales into or contacts with such countries.

4. We note your description of product sales into Venezuela purchased through Cimex Corporation of Cuba. Please tell us whether, to the best of your knowledge and belief, any of the products that you deliver to Venezuela are later sold or delivered to Cuba. To the extent you know or believe that your medical products are indirectly sold to Cuba through Venezuela, please expand your quantitative and qualitative materiality analysis to address such contacts.


      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
G.J. Kleisterlee
Royal Philips Electronics
Page 1